UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc.
4.2	Non-Competition Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard.
15.1	Voting Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Jim Jannard.
15.2	Joint Press Release of Luxottica Group S.p.A. and Oakley, Inc. dated June 20, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

DATE: June 25, 2007	By: /s/ ENRICO CAVATORTA
ENRICO CAVATORTA CHIEF FINANCIAL OFFICER